The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

September 16, 2025

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II: Beacon Dynamic Allocation Fund N-14

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (“NLFT II”) and its series, the Beacon Dynamic Allocation Fund, transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), is a copy of NLFT II’s Registration Statement on Form N−14, including exhibits (the “Registration Statement”).

This filing relates to the proposed acquisition of all of the assets and liabilities of the Astor Dynamic Allocation Fund and Astor Sector Allocation Fund (the “Target Funds”), each a series of Northern Lights Fund Trust (“NLFT”), by the Beacon Dynamic Allocation Fund (the “Acquiring Fund”), a series of NLFT II. Please note that the Acquiring Fund is a newly organized “shell fund” the Post-Effective Amendment to NLFT II’s Registration for which was filed on September 4, 2025.

The combined Proxy Statement/Prospectus contained in this filing will be used in the solicitation of proxies of the shareholders of the Target Funds to approve an Agreement and Plan of Reorganization by and among NLFT II, NLFT, and Beacon Capital Management, Inc. (“Beacon Capital”), the investment adviser to the Target Funds and Acquiring Fund which provides for and contemplates in separate reorganizations: (i) the acquisition of substantially all of the assets of each Target Fund by the Acquiring Fund in exchange solely for shares of Acquiring Fund; (ii) the distribution of such shares to the shareholders of applicable Target Fund; and (iii) the subsequent dissolution of each Target Fund (each a “Reorganization” and together the “Reorganizations”).

Additionally, as the Target Funds are currently being advised by Beacon Capital pursuant to an interim advisory agreement dated August 1, 2025 (the “Interim Agreement”), shareholders of the Target Funds are also being asked to approve a new advisory agreement between Beacon Capital and NLFT, on behalf of each of the Target Funds, so that Beacon Capital may receive the advisory fees earned under the Interim Agreement. The term of the Interim Agreement ends on December 28, 2025.

Alston & Bird LLP	www.alston.com

Atlanta   |   Beijing   |   Brussels   |   Charlotte   |   Dallas   |   Fort Worth   |   London   |   Los Angeles   |   New York   |   Raleigh   |   San Francisco   |   Silicon Valley   |   Washington, D.C.

ReLine

September 16, 2025

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on October 16, 2025.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum
David J. Baum

DJB: